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13026338

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
NOV 29 2013
Washington DC
404

SEC FILE
8-16712

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 9/30/13 (MM/ DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vanderbilt Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Froehlich Farm Boulevard
(No. and Street)

Woodbury (City) NY (State) 11797 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Distante 631-845-5100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Klein, David E.
(Name – *if individual, state last, first, middle name*)

3993 Huntingdon Pike, Suite 201 (Address) Huntingdon Valley (City) PA (State) 19006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen Distante swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vanderbilt Securities, LLC, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen A. Distante
Signature

CEO
Title

Notary Public

FRANK S. MARANO
Notary Public, State of New York
No. 01MA4910734
Qualified in Suffolk County
Commission Expires November 9, 20 17

This report **contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Members' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l)) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240. l7a-5(e)(3).*

VANDERBILT SECURITIES, LLC

FINANCIAL REPORT
SEPTEMBER 30, 2013

Contents

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006
(215)947-5474
Fax: (215)947-9706
Email: DAVIDKLEINCPA@GMAIL.COM

Independent Auditor's Report

November 26, 2013

Vanderbilt Securities, LLC
125 Froehlich Farm Boulevard
Woodbury, NY 11797

Board of Directors

We have audited the accompanying financial statements of Vanderbilt Securities, LLC, (the Company), which comprise the statement of financial condition as of September 30, 2013, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but

not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vanderbilt Securities, LLC as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted

David E. Klein
Certified Public Accountant

Statement of Financial Condition

September 30,	2013
Assets	
Cash and cash equivalents	$ 110,227
Commissions receivable	727,378
Other receivables	80,700
Prepaid expenses	26,469
Total current assets	944,774
Note receivable from related party	300,000
Goodwill	150,000
Total assets	$1,394,774
Liabilities and partners' capital	
Liabilities	
Accounts payable and accrued expenses	$460,054
Bank credit line	250,000
Total current liabilities	710,054
Total member's equity	684,720
Total liabilities and member's equity	$1,394,774

The accompanying notes are an integral part of these financial statements

Statement of Operations

For the year ended September 30,	2013
Revenues	
Commission income	$10,411,817
Other income	94,588
Total revenues	10,506,405
Expenses	
Administrative fees	2,857,250
Clearing corporation transactions and related costs	383,349
Commissions	6,844,055
Registration and license	101,434
Office expenses	239,984
Professional fees	31,320
Total expenses	10,457,392
Net income	$ 49,013

The accompanying notes are an integral part of these financial statements

Statement of Changes in Member's Equity

For the year ended September 30,	2013
Member Units	
Units outstanding, October 1, 2012	100
Units outstanding, September 31, 2013	100
Balance, at cost, beginning and end of year	$ 735,751
Retained earnings	
Balance, October 1, 2012	$(100,044)
Net income	49,013
Balance, September 30, 2013	(51,031)
Total member's equity	$ 684,720

The accompanying notes are an integral part of these financial statement

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the year ended September 30,	2013
Subordinated borrowings at October 1, 2012	$ 0
Changes in subordinated borrowings	0
Subordinated borrowings at September 30, 2013	$ 0

The accompanying notes are an integral part of these financial statements

Statement of Cash Flows

For the year ended September 30,	2013
Cash flows from operating activities	
Net income	$ 49,013
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Commission receivable	107,195
Other receivables	(80,700)
Prepaid expenses	4,332
Notes receivable	(300,000)
Increase (decrease) in:	
Accounts payable and accrued expenses	(3,164)
Total adjustments	(272,337)
Net cash used by operating activities	(223,324)
Cash and cash equivalent - beginning of year	333,551
Cash and cash equivalent - end of year	$110,227
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ 7,528

The accompanying notes are an integral part of these financial statements

Organization and Nature of Business

Vanderbilt Securities, LLC, (a limited liability company), (the "Company"), operates in New York as an introducing securities broker-dealer in which securities transactions orders for customers are placed through a clearing agent (National Financial Services, LLC) on a fully disclosed basis. The Company does not hold securities on behalf of customers and the firm did not maintain margin accounts at the year end.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles generally requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits held at financial institutions and money market funds with its clearing broker.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended September 30, 2013.

Commissions Receivable and Payable

Commissions receivable consists of amounts due from sales of securities due within thirty (30)days.

Operating Lease Commitments

The Company has entered into leasing arrangements for facilities, furnishings and equipment from a related party with minimum terms of less than one year. Rent expense incurred for the year ended September 30, 2013 was $433,240.

Income Taxes

The Company has elected to be treated as a "C" Corporation pursuant to the "Internal Revenue Code" and the New York State Revenue Code. As of September 30, 2013 the Company has a net operating loss carryforward for federal tax purposes of approximately $50,000 that expires in 2027. This loss carryforward can be used to offset future taxable income.

The federal, state and local tax returns of the Company for the years ended September 30, 2010 through 2013 are subject to examination by the taxing authorities, generally for three years after they were filed.

Line of Credit

The company has a $250,000 line of credit with Chase Bank. Interest is payable monthly at the London Interbank Offered Rate (LIBOR) rate plus 5.788%, adjusted monthly. At September 30, 2013 the line of credit outstanding was $250,000. The loan is secured by all the assets of the Company.

Related Party Transactions

The Company has the following transactions with another corporation, which is wholly owned by an officer and sole stockholder of the Company. The Company pays the other corporation for leasing office space, leasing and purchasing office equipment and furnishings, administrative personnel and other general and overhead expenses. Administrative fees charged to expense under this arrangement were $2,857,250 for the year ended September 30, 2013.

The Company has a note from this corporation in the amount of $300,000, receivable in installments of $60,000 per annum, with payments receivable beginning October 1, 2014 and ending October 1, 2018, and bearing no interest.

Net Capital Requirements

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant to "FINRA" rules, the Company is required to maintain a minimum of $50,000 of net capital At September 30, 2013, the Company had net capital of approximately $208,252 which was $158,252 in excess of the $50,000 required to be maintained at that date. The Company's net capital ratio was 3.41 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on benefit of customers. If the agency transactions do not settle because of failure to perform by either the customer or counterparty, the company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by the customers or counterparties in the above situations. The Company policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Concentrations and Credit Risk

The Company places its cash with high quality financial institutions. At times, such amount may be in excess of the FDIC insurance limits.

The Company uses a single clearing broker to process all its transactions and maintain all its accounts. There are other clearing brokers available for the Company's use.

Contingencies

On November 8, 2011, the firm became aware of the misappropriation of client funds by one of their contractual representatives. The authorities (Police, FBI, Attorney General, SEC and FINRA) were immediately notified, the agent was terminated and the legal firm, R. Craig Zafis, was retained regarding all matters related to the agent's conduct. In late 2012 the agent was sentenced to prison after pleading guilty to various charges. In December 2012 and January 2013 several of the agent's customers sent the firm demand letters requesting that the firm reimburse them for

losses related to the agent's conduct. The firm, along with the agent's prior broker dealer and its insurers, created a settlement fund for the purpose of resolving the claims without the necessity of litigation or arbitration. The claims and subsequent settlement fund are well below the limits of the firm's insurance and bond coverage. Since January 1, 2013, the firm's attorney's fees and costs have been paid by an insurance carrier, subject to a $12,500 deductible. Contribution to the settlement fund was made by the same insurance company, subject to an additional $12,500, as well as the bond company, subject to its deductible of $10,000. The deductibles represent the limit of the firm's contribution to the settlement fund and attorney's fees and costs since January 1, 2013. Of these deductibles totaling $35,000, $29,375 has been accrued as a liability in the financial statements, and $5,625 has not, pending further action (see next paragraph).

Two alleged victims of the agent have elected not to participate in the settlement fund. Neither has taken any formal action subsequent to their demand letters from December, 2012. If either of the individuals elects to take formal action the firm will vigorously contest the action(s), which would be covered by insurance. Given that no formal claims have been initiated and no theories of liability have been asserted it is not possible to measure what, if any, exposure the firm may have to these potential claims.

Subsequent Events

Management has evaluated events through November 26, 2013, the date on which the financial statements were available to be issued.

Schedule I
Computation of Net Capital, Pursuant to Rule 15c3-1

September 30,	2013
Computation of Net Capital	
Member's equity from statement of financial condition	$684,720
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	684,720
Deduction and/or charges:	
Total nonallowable assets	476,468
Net capital before haircuts on securities positions	208,252
Net Capital	$208,252
Computation of Basic Net Capital Requirement	
Minimum net capital required, 6-2/3% of $710,054 pursuant to Rule 15c3-1	$ 47,337
Minimum dollar net capital requirements of reporting broker/dealer	50,000
Net capital requirement	50,000
Excess net capital	$158,252
Computation of Aggregate Indebtedness	
Total liabilities from statement of financial condition	$710,054
Ratio: Aggregate indebtedness to net capital	3.41 to 1

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II(a) of the Form X-17a-5 was not prepared as there are no material differences between the Company's computation of net capital and computation contained herein.

The accompanying notes are an integral part of these financial statements

Schedule II
Computation for Determination of Reserve Requirements under Rule 15C3-3

September 30, 2013

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Schedule III
Information Relating to the Possession or Control Requirements Under Rule 15c3-3

September 30,	2013

The Company claims exemption from the requirement of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

September 30,	2013

Not Applicable

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006
(215)947-5474
Fax: (215)947-9706
Email: DAVIDKLEINCPA@GMAIL.COM

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

November 26, 2013

Vanderbilt Securities, LLC
125 Froehlich Farm Boulevard
Woodbury, NY 11797

In planning and performing our audit of the financial statements and supplementary schedules of Vanderbilt Securities, LLC (the Company) as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding

paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control such that there is a reasonable possibility a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Respectfully submitted,

David C Klee

Huntingdon Valley, Pennsylvania
November 26, 2013

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006
(215)947-5474
Fax: (215)947-9706
Email: DAVIDKLEINCPA@GMAIL.COM

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

November 26, 2013

Vanderbilt Securities, LLC
125 Froehlich Farm Boulevard
Woodbury, NY 11797

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012, which were agreed to by Vanderbilt Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Vanderbilt Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation. Vanderbilt Securities, LLC's management is responsible for the Vanderbilt Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in their general ledger, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed nothing no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Huntindgon Valley, Pennsylvania
November 26, 2013

Schedule of Securities Investor Protection Corporation Assessments and Payments

For the Year Ended September 30, 2013

SIPC Net operating revenues per general assessment Reconciliation Form SIPC-7	$3,867,940
General assessments at .0025	9,670
Payment remitted with Form SIPC-6	(4,693)
Amount due with Form SIPC-7	$ 4,977